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STEPHANIE CAPISTRON Stephanie.Capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

August 12, 2024

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)
Post-Effective Amendment No. 51
File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Alison White of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 51 to the Registrant’s registration statement on Form N-1A. We submitted a response letter on the Registrant’s behalf on August 7, 2024 responding to the Staff’s initial comments on PEA No. 51 (the “Prior Letter”).

PEA No. 51 was filed for the purpose of registering shares of Harbor AlphaEdge Large Cap Value ETF and Harbor AlphaEdge Next Generation REITs ETF (each, a “Fund” and, collectively, the “Funds”), new series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 51.

COMMENT 1:

(Principal Investment Strategy and Principal Risks – Concentration Risk)

The Staff reissues Comments 9 and 17 from the Prior Letter relating to the Funds’ concentration policies. Given that the Index Provider is an affiliate of the Funds, the Staff believes that the Funds cannot rely on the First Australia Fund No Action Letter (July 29, 1999) to concentrate in the manner disclosed and that the Funds’ concentration policies provide an impermissible level of freedom of action.

August 12, 2024 Page 2

Response:

For the reasons set forth in the Prior Letter, the Registrant believes that the Funds’ concentration policies are appropriate and do not provide an impermissible level of freedom of action given the separation between the investment adviser’s portfolio management and index functions. The Registrant acknowledges that the SEC Staff disagrees.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

Cc:	Diana R. Podgorny, Esq.
Meredyth Whitford-Schultz, Esq.
Meredith Dykstra, Esq.
Harbor ETF Trust

Christopher P. Harvey, Esq.
Dechert LLP